26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	Steve Lin To Call Writer Directly +86 10 5737 9315 steve.lin@kirkland.com

December 21, 2023

CONFIDENTIAL

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Alyssa Wall

Cara Wirth

Re:	MoneyHero Limited (CIK 0001974044)

Response to the Staff’s Comment on Amendment No. 1 to Registration Statement on Form F-1 Filed on November 28, 2023

Dear Ladies and Gentlemen:

On behalf of our client, MoneyHero Limited (the “Company”), we hereby submit to the staff (the “Staff”) of the Securities and Exchange Commission this letter setting forth the Company’s response to the comment contained in the Staff’s letter, dated December 18, 2023, regarding the Company’s amended registration statement on Form F-1 filed on November 28, 2023 (the “Registration Statement”). Concurrently with the submission of this letter, the Company has filed Amendment No. 2 to the Registration Statement via EDGAR (the “Revised Registration Statement”). For ease of your review, we have set forth below each of the numbered comments and the Company’s proposed responses thereto.

Registration Statement on Form F-1

Cover Page

1.

We note your amended disclosure in response to prior comment 2, specifically regarding the potential increase in volatility. Please revise throughout to also discuss the dilutive impact of any warrants that are exercised for ordinary shares.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 14 and 62 of the Revised Registration Statement.

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PARTNERS: Pierre-Luc Arsenault3 | Joseph R. Casey9 | Manas Chandrashekar5 | Lai Yi Chau | Michelle Cheh6 | Yik Chin Choi | Jerry C.M. Choi | Maurice Conway5 | Justin M. Dolling5 | David Patrick Eich1,4,5 | Yuan Yue Jennifer Feng5 | Liu Gan2 | Paul Guan3 | James A. Hill5 | Brian Y.T. Ho | Karen K.Y. Ho | Ka Chun Hui | Guang Li3 | Wei Yang Lim5 | Mengyu Lu3 | Neil E.M. McDonald | Kelly Naphtali | Amy Y.M. Ngan7 | Nicholas A. Norris5 | Paul S. Quinn | Louis A. Rabinowitz3 | Fergus A. Saurin5 | Jesse D. Sheley# | Yusang Shen | Wai Ming Wong11 | Peng Yu3 | Jacqueline B.N. Zheng3,5 | Liang Zhu3

REGISTERED FOREIGN LAWYERS: John Curran5 | Ming Kong3 | Cori A. Lable2 | Nicholas Tianchia Liew5 | Min Lu3 | Brandon M. Ovington5 | Joshua J. Payne5 | Bo Peng8 | Shinong Wang3 | Anthony Wijaya10 | Jodi K. Wu9 | Yiting Wu12 | David Zhang3 | Xiang Zhou3

ADMITTED IN: 1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Wisconsin (U.S.A.); 5 England and Wales; 6 Victoria (Australia); 7 New South Wales (Australia); 8 State of Georgia (U.S.A.); 9 State of California (U.S.A.); 10 Singapore; 11 New Zealand; 12 State of Washington (U.S.A); # non-resident

Austin  Bay Area  Beijing  Boston  Brussels  Chicago  Dallas  Houston   London  Los Angeles  Miami  Munich  New York  Paris  Salt Lake City  Shanghai  Washington, D.C.

Division of Corporation Finance Office of Trade & Services Securities and Exchange Commission December 21, 2023 Page 2	CONFIDENTIAL

We would welcome the opportunity to discuss the responses with you. If you have any questions or comments, please contact Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or + 86 186 1049 5593 (cell).

Thank you for your time and attention.

Sincerely,

/s/ Steve Lin
Steve Lin

cc:	Prashant Aggarwal, Chief Executive Officer and Director, MoneyHero Limited

Shaun Kraft, Chief Financial Officer and Chief Operating Officer, MoneyHero Limited

Kenneth Chan, Director, MoneyHero Limited

Derek Fong, Director, MoneyHero Limited

Joey Chau, Partner, Kirkland & Ellis

Jesse Sheley, Partner, Kirkland & Ellis

Joseph Raymond Casey, Partner, Kirkland & Ellis